Pricing Supplement No. 31 dated                 Filed pursuant to Rule 424(b)(5)
January 19, 2004.                                            File No. 333-112244
(To Prospectus dated September 7, 2004 and Prospectus
Supplement dated September 7, 2004)
This Pricing Supplement consists of 8 pages.


                         HARTFORD LIFE INSURANCE COMPANY
                                    DEPOSITOR


                            SECURED MEDIUM-TERM NOTES
                                 ISSUED THROUGH


                   HARTFORD LIFE GLOBAL FUNDING TRUST 2005-010

          EXTENDIBLE CALLABLE FLOATING RATE NOTES DUE FEBRUARY 15, 2006

The description in this Pricing Supplement of the particular terms of the Secured Medium-Term Notes offered hereby and the Funding Agreement sold by Hartford Life Insurance Company to the Trust specified herein supplements the description of the general terms and provisions of the Notes and the Funding Agreements set forth in the accompanying Prospectus and Prospectus Supplement, to which reference is hereby made.

                        PROVISIONS RELATING TO THE NOTES

Principal Amount:               $300,000,000                       Type of Interest Rate:  [ ] Fixed  [X] Floating

Price to Public:                100%                               If Fixed Rate Notes:  Not applicable.

Net Proceeds to Trust:          $299,975,000                           Interest Rate:   Not applicable.

CUSIP Number:                   41659EAC1                          If Floating Rate Notes:  Initial Interest Rate:
                                                                   The Initial Interest Rate for the Notes offered by this
Agent's Discount:               $25,000                            Pricing Supplement will be LIBOR minus 0.01%,
                                                                   determined in accordance with the provisions of this
Issuance Date:                  January 26, 2005                   Pricing Supplement and the Prospectus Supplement  on
                                                                   the second London Banking Day immediately preceding the
                                                                   Issuance Date.
Stated Maturity Date:           The Initial Stated Maturity
Date, the Final Stated Maturity Date or any other maturity
date resulting from the failure to elect to extend the             Base Rate:  [ ] CD Rate       [ ] Commercial Paper Rate
maturity of all or a portion of the Notes (as set forth in                     [ ] CMT Rate      [ ] Federal Funds Rate
the attached schedule).                                                        [X] LIBOR         [ ] Treasury Rate
                                                                               [ ] Prime Rate    [ ] Other (See Attached)

Initial Stated Maturity Date:   February 15, 2006, or              If LIBOR:   [ ] LIBOR Reuters Page
if such day is not a Business Day, the immediately                             [X] LIBOR Telerate Page: 3750.
preceding Business Day.                                                        Designated LIBOR Currency: U.S. Dollars

Final Stated Maturity Date:     February 12, 2010, or,             If CMT Rate, Telerate Page:  [ ] 7051  [ ] 7052
if such day is not a Business Day, the immediately                      If 7052:   [ ] Weekly Average     [ ] Monthly Average
preceding Business Day.                                                 Designated CMT Maturity Index:

Initial Interest Payment Date:  February 15, 2005; provided        Interest Reset Dates: The 15th of each month; provided that
that if such day is not a Business Day, such Interest Payment      if such day is not a Business Day, such Interest Reset Date

Date will be the next succeeding day that is a Business Day,       will be the next succeeding day that is a Business Day, unless
unless that succeeding Business Day would fall in the next         that succeeding Business Day would fall in the next calendar
calendar month, in which case such Interest Payment Date will      month, in which case such Interest Reset Date will be the
be the immediately preceding Business Day.                         immediately preceding Business Day.

                                                                   Initial Interest Payment Date: February 15, 2005;
Interest Payment Dates:    The 15th day of each month;             provided that if such day is not a Business Day, such
provided that (1) if such Interest Payment Date (other             Interest Reset Date will be the next succeeding day
than the maturity date) is not a Business Day, such                that is a Business Day, unless that succeeding Business
Interest Payment Date will be the next succeeding day that         Day would fall in the next calendar month, in which
is a Business Day, unless that succeeding Business Day             case such Interest Reset Date will be the immediately
would fall in the next calendar month, in which case such          preceding Business Day.
Interest Payment Date will be the immediately preceding
Business Day and (2) the final Interest Payment Date of            Index Maturity: One Month.
any Note will be the maturity date of such Note.
                                                                   Interest Rate Determination Dates: As specified in the
                                                                       Prospectus Supplement for the indicated base rate.
Specified Currency:             U.S. Dollars.

Regular Record Dates:           15 days prior to each Interest
                                Payment  Date.

Day Count Convention:   As specified in the Prospectus
                  Supplement for the indicated base rate.

Computation of Interest:  As specified in the                      Spread: See attached schedule
       Prospectus Supplement for the indicated base rate.          Spread Multiplier:  N/A.
                                                                   Maximum Interest Rate:   None.
Authorized Denominations:       $1,000 integral amounts.           Minimum Interest Rate:   None.

Optional Redemption:   Yes [X]  No [ ]                             Floating Rate/Fixed Rate Note:   [ ] Yes  [X] No. If yes:
    Optional Redemption Date:  See attached schedule.                  Fixed Rate:
    Initial Redemption Percentage:  100%                               Fixed Rate Commencement Date:
    Annual Percentage Reduction:  N/A
    Redemption may be:     [ ]  In whole only.                     Inverse Floating Rate Note [ ] Yes [X] No. If yes,
                           [X]  In whole or in part.                   Fixed Interest Rate:

Optional Repayment: [ ] Yes [X ] No                                Sinking Fund:  None.
     Optional Repayment Dates:

Amortizing Note: [ ] Yes (See attached)  [X] No                    Calculation Agent:  JPMorgan Chase Bank, N.A.

Discount Note: [ ] Yes  [X] No   If Yes:                           Exchange Rate Agent:  None.
   Total Amount of Discount:
   Yield to Maturity:                                              Securities Exchange Listing:  None.

Agents: J.P. Morgan Securities Inc.                                Additional Amounts to be Paid: [ ] Yes [X] No

Other Provisions Relating to the Notes: See attached               Special Tax Considerations: See attached schedule.
schedule.

Note: Notwithstanding anything to the contrary in the Prospectus or the Prospectus Supplement, the Indenture Trustee with respect to the Notes will be Law Debenture Trust Company of New York.

                  INFORMATION RELATING TO THE FUNDING AGREEMENT

Funding Agreement Provider:     Hartford Life Insurance      Type of Interest Rate: [ ] Fixed [X] Floating
                                Company
                                                             If Fixed Rate Funding Agreement: Interest Rate:
Funding Agreement:              FA-405010
                                                             If Floating Rate Funding Agreement:  Initial Interest
Contract Payment:               $300,000,015                 Rate: The Initial Interest Rate for the Funding
                                                             Agreement offered by this Pricing Supplement will be
Deposit Amount:                 $299,975,015                 LIBOR minus 0.01%, determined in accordance with the
(if different from Contract Payment)                         provisions of this Pricing Supplement and the
                                                             Prospectus Supplement  on the second London Banking Day
Effective Date:                 January 26, 2005             immediately preceding the Issuance Date.

                                                             Base Rate:  [ ] CD Rate     [ ] Commercial Paper Rate
Stated Maturity Date:           February 12, 2010                        [ ] CMT Rate    [ ] Federal Funds Rate
                                                                         [X] LIBOR       [ ] Treasury Rate
Initial Interest Payment Date: February 15, 2005; provided               [ ] Prime Rate  [ ] Other (See Attached)
that if such day is not a Business Day, such Interest
Payment Date will be the next succeeding day that is a
Business Day, unless that succeeding Business Day would
fall in the next calendar month, in which case such
Interest Payment Date will be the immediately preceding
Business Day.

Interest Payment Dates:         The 15th day of each month;    If LIBOR: [ ] LIBOR Reuters Page
provided that (1) if such Interest Payment Date (other                   [X] LIBOR Telerate Page: 3750.
than the redemption payment date specified in the                        Designated LIBOR Currency: U.S. Dollar.
schedule) is not a Business Day, such Interest Payment
Date will be the next succeeding day that is a Business        If CMT Rate, Telerate Page:  [ ] 7051 [ ] 7052
Day, unless that succeeding Business Day would fall in the         If 7052: [ ] Weekly Average   [ ] Monthly Average
next calendar month in which case such Interest Payment              Designated CMT Maturity Index:
Date will be the immediately preceding Business Day and
(2) the final Interest Payment Date for the applicable
portion of the Funding Agreement will be the Stated
Maturity Date or the redemption payment date specified in    Interest Reset Dates:   The 15th of each month;
the schedule.                                                provided that if such day is not a Business Day, such
                                                             Interest Reset Date will be the next succeeding day
Specified Currency:             U.S. Dollars.                that is a Business Day, unless that succeeding Business
                                                             Day would fall in the next calendar month, in which
                                                             case such Interest Reset Date will be the immediately
                                                             preceding Business Day.
Day Count Convention:    As specified in the Prospectus
                 Supplement for the indicated base rate.

Computation of Interest: As specified in the Prospectus      Initial Interest Reset Date:  February 15, 2005; provided that if
                  Supplement for the indicated base rate.    such day is not a Business Day, such Interest Reset Date
                                                             will be the next succeeding day that is a Business Day, unless
Optional Redemption:   Yes [X]  No [ ]                       that succeeding Business Day would fall in the next calendar
Optional Redemption Date: See attached schedule.             month, in which case such Interest Reset Date will be the immediately
Initial Redemption Percentage:   See attached schedule.      preceding Business Day.
Annual Percentage Reduction:    None.
Redemption may be:    [ ]  In whole only.                    Index Maturity:  One month.
                      [X]  In whole or in part.
                                                             Interest Rate Determination Date: As specified in the
Other Redemption Terms: See attached schedule.               Prospectus Supplement for the indicated base rate.

Optional Repayment:  [ ] Yes [X ] No
   Optional Repayment Dates:

                                                             Spread: See attached schedule.
Discount Funding Agreement: [ ] Yes  [X] No.  If yes:        Spread Multiplier: N/A.

                                                             Maximum Interest Rate:    None.
         Total Amount of Discount:                           Minimum Interest Rate:    None.
Yield to Maturity:

Additional Amounts to be Paid:  [ ] Yes [X] No               Floating Rate/Fixed Rate Funding Agreement:  [ ] Yes [X] No
                                                               If yes:   Fixed Rate:
                                                                         Fixed Rate Commencement Date:

Amortizing Funding Agreement:   [ ] Yes  (See attached)
                                     [X] No
                                                             Inverse Floating Rate Funding Agreement: [ ] Yes [X] No
Special Tax Considerations:     None                         If yes:     Fixed Interest Rate:

Other Provisions Relating to the Funding Agreement: See attached schedule.

Note: The Opinion regarding the enforceability of the Funding Agreement and the related Consent of Counsel for Hartford Life Insurance Company is given by Jonathan Mercier, Counsel.

                    INFORMATION PERTAINING TO THE RATINGS OF
                       THE NOTES AND THE FUNDING AGREEMENT

It is anticipated that, as of January 26, 2005, both the Notes and the Funding Agreement will be rated by the indicated rating agencies as follows:

                  Standard & Poor's:  AA-            Moody's: Aa3

The Moody's rating also extends to the Program under which the Notes are issued.

                        SCHEDULE OF ADDITIONAL PROVISIONS

                          PROVISIONS RELATING TO NOTES

EXTENSION ELECTION:

         The Notes will mature on the Initial Stated Maturity Date, unless the maturity of all or any portion of the principal amount of the Notes is extended in accordance with the procedures described below. In no event will the maturity of the Notes be extended beyond the Final Stated Maturity Date.

         During a notice period relating to an Election Date (as defined below) you may elect to extend the maturity of all or any portion of the principal amount of your Notes (in any multiple of $1,000) so that the maturity of your Notes will be extended to the Corresponding Maturity Date (as defined below) for the immediately following Election Date; provided, however, if such maturity date is not a Business Day, the maturity of such Notes will be the immediately preceding Business Day. The Election Dates are the 15th day of each month or, if such day is not a Business Day, the next day that is a Business Day, commencing on February 15, 2005 and ending on January 15, 2009. The respective Corresponding Maturity Date for each Election Date is the 15th day of the 12th Calendar month following the Election Date for which no election to extend is made. For example, if you do not elect to extend a portion of your Notes on the Election Date of February 15, 2005, such portion of your Notes will mature on February 15, 2006. Similarly, if you elect to extend a portion of your Notes on the Election Date of February 15, 2005, such portion of your Notes will then be scheduled to mature (barring a subsequent valid election) on March 15, 2006.

         To make an effective election, you must deliver a notice of election during the notice period for an Election Date. The notice period for an Election Date begins on the sixth Business Day prior to the Election Date and ends on the Business Day immediately preceding the Election Date. Your notice of election must be delivered to JPMorgan Chase Bank, N.A., the Paying Agent for the Notes, through the normal clearing system channels described in more detail below, no later than the close of business in New York City on the last Business Day in the notice period, at which time such notice becomes irrevocable.

REDEMPTION:

         If, with respect to any Election Date, you do not elect to extend the maturity of all or a portion of the principal amount of your Notes, the Trust may redeem, in whole or in part, the principal amount of the Notes for which you have failed to make such an election on each subsequent Interest Payment Date in accordance with the Prospectus Supplement; provided, that notwithstanding the Prospectus Supplement, the written notice of redemption must be given to each applicable holder of the Notes to be redeemed not more than 20 nor less than 15 days prior to the applicable date of redemption.

SPREAD:

         The spread for the Notes for the indicated periods is as follows:

                  PERIOD                                                                 SPREAD
                  ------                                                                -------
     From and including the Issuance Date to but not including February 15, 2006        - 0.01%
     From and including February 15, 2006 to but not including February 15, 2007        + 0.02%
     From and including February 15, 2007 to but not including February 15, 2008        + 0.04%
     From and including February 15, 2008 to the Final Stated Maturity Date             + 0.06%

         If, with respect to any Election Date, you do not make an election to extend the maturity of all or a portion of the principal amount of your Notes, the principal amount of the Notes for which you have failed to make such an election will become due and payable on the earlier of the Initial Stated Maturity Date or such later Corresponding Maturity Date related to the relevant Election Date on which the Notes were not extended, or, if such day is not a Business Day, the immediately preceding

Business Day. The principal amount of the Notes for which such election is not exercised will be represented by a new Note issued on such Election Date. The Note so issued will have the same terms as the Notes, except that it will not be extendible, will have a separate CUSIP number, will be subject to redemption by the Trust as described above and its maturity date will be the earlier of the Initial Stated Maturity Date or such later Corresponding Maturity Date related to the relevant Election Date on which the Notes were not extended, or, if such day is not a Business Day, the immediately preceding Business Day. The failure to elect to extend the maturity of all or any portion of the Notes will be irrevocable and will be binding upon any subsequent holder of such Notes.

         The Notes are issued in registered global form and remain on deposit with DTC, the depositary for the Notes. Therefore, you must exercise the option to extend the maturity of your Notes through the depositary. To ensure that the depositary receives timely notice of your election to extend the maturity of all or a portion of your Notes, so that it can deliver notice of your election to the Paying Agent prior to the close of business in New York City on the last Business Day in the notice period, you must instruct the direct or indirect participant through which you hold an interest in the Notes in accordance with the then applicable operating procedures of the depositary.

         The depositary must receive any notice of election from its participants no later than 12:00 noon (New York City time) on the last Business Day in the notice period for the depositary to deliver timely notice of your election to the Paying Agent. Different firms have different deadlines for accepting instructions from their customers. You should consult the direct or indirect participant through which you hold an interest in the Notes to ascertain the deadline for ensuring that timely notice will be delivered to the depositary.

                SPECIAL TAX CONSIDERATIONS RELATING TO THE NOTES

         The following discussion is based on the opinion of Sidley Austin Brown & Wood LLP, special tax counsel to Hartford Life Insurance Company ("SPECIAL TAX COUNSEL") and supplements the general discussion of certain U.S. federal income tax considerations contained in the accompanying Prospectus Supplement.

         As more fully discussed in the accompanying Prospectus Supplement, Hartford Life Insurance Company intends to take the position, for U.S. federal income tax purposes, that the Trust will be disregarded. In addition, the Funding Agreement will provide that the Trust and Hartford Life Insurance Company each agree to disregard the Funding Agreement for U.S. federal income tax purposes. Together, these positions, if accepted by the courts and the Internal Revenue Service (the "IRS"), will result in the Notes being treated for U.S. federal income tax purposes as indebtedness of Hartford Life Insurance Company (the "INTENDED TAX CHARACTERIZATION"). Each holder of a Note (or any beneficial interest therein), by acceptance of the Note (or beneficial interest therein), agrees to treat the Trust and the Note consistently with the Intended Tax Characterization. The remainder of this discussion assumes that the Intended Tax Characterization is correct.

         An election to extend the maturity of all or any portion of the principal amount of the Notes in accordance with the procedures described herein should not be a taxable event for U.S. federal income tax purposes. This conclusion is based, in part, upon the Treasury Regulations governing original issue discount on debt instruments (the "OID REGULATIONS").

         Pursuant to Treasury Regulations governing modifications to the terms of debt instruments (the "MODIFICATION REGULATIONS"), the exercise of an option by a holder of a debt instrument to defer any scheduled payment of principal is a taxable event if, based on all the facts and circumstances, such deferral is considered material under the Modification Regulations. The Modification Regulations do not specifically address the unique features of the Notes (including their economic equivalence to an approximately five-year debt instrument containing holder put options). However, under the OID Regulations, for purposes of determining the yield and maturity of a debt instrument that provides the holder with an unconditional option or options, exercisable on one or more dates during the term of the debt instrument, that, if exercised, require payments to be made on the debt instrument under an alternative payment schedule or schedules (e.g., an option to extend the maturity of the debt instrument), a holder is deemed to exercise or not exercise an option or combination of options in a manner that maximizes the yield on the debt instrument. Since the spread will periodically increase during the term of the Notes from an initial amount equal to - 0.01% to an amount equal to + 0.06%, under the OID Regulations, as of the Issuance Date, original holders of the Notes should be deemed to elect to extend the maturity of all of the principal amount of the Notes to the Final Stated Maturity Date. Accordingly, under the OID Regulations, the Final Stated Maturity Date should be treated as the maturity date of the Notes for U.S. federal income tax purposes. Although it is unclear how the OID Regulations should apply in conjunction with the Modification Regulations to the Notes, Special Tax Counsel is of the opinion that, based upon the OID Regulations, an election to extend the maturity of all or any portion of the principal amount of the Notes in accordance with the procedures described herein should not be a taxable event for U.S. federal income tax purposes. In addition, the Notes should not constitute contingent payment debt instruments that would be subject to certain Treasury Regulations governing contingent payment obligations (the "CONTINGENT PAYMENT REGULATIONS").

         Under the treatment described above, the Notes should be treated as having been issued with de minimis original issue discount. Therefore, the Notes should not be treated as having been issued with original issue discount for U.S. federal income tax purposes.

         Prospective investors should note that, in particular because of the absence of authority directly addressing the unique features of the Notes, no assurance can be given that the IRS will accept, or that the courts will uphold, the characterization and the tax treatment of the Notes described above. If the IRS were successful in asserting that an election to extend the maturity of all or any portion of the principal amount of the Notes is a taxable event for U.S. federal income tax purposes, then holders of the Notes would be required to recognize any gain inherent in the Notes at the time of such an election. Also, if the IRS were successful in asserting that the Notes were subject to the Contingent Payment Regulations, the timing and character of income thereon would be affected. Among other things, holders of the Notes may be required to accrue original issue discount income, subject to adjustments, at a "comparable yield" on the issue price. Furthermore, any gain recognized with respect to the Notes would generally be treated as ordinary income. The foregoing is a summary of the views of Special Tax Counsel and is not to be construed as tax advice for the benefit of investors. Prospective investors should consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in, and extending the maturity of, the Notes.

         Prospective investors should also consult the general discussion of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the Notes contained in the section called "Material United States Federal Income Tax Considerations" in the accompanying Prospectus Supplement.

                    PROVISIONS RELATING TO FUNDING AGREEMENT

         The spread for the Funding Agreement for the indicated periods is as follows:

                  PERIOD                                                                 SPREAD
                  ------                                                                 ------
     From and including the Funding Agreement Effective Date to but not including       - 0.01%
      February 15, 2006
     From and including February 15, 2006 to but not including February 15, 2007        + 0.02%
     From and including February 15, 2007 to but not including February 15, 2008        + 0.04%
     From and including February 15, 2008 to the Stated Maturity Date                   + 0.06%

         In the event that the maturity date of a portion or all of the Notes are not extended, then the Trust will be required, no later than three Business Days from the applicable Election Date (as defined above), to provide notice of redemption regarding the applicable portion or all of the Funding Agreement, as applicable. Such notice will indicate (1) the redemption payment date (which will be the same date as the relevant Corresponding Maturity Date, as defined above), (2) the redemption price (which shall be the face amount of the Funding Agreement to be redeemed plus any accrued but unpaid interest) and (3) if a portion of the Funding Agreement is to be redeemed, the face amount of the portion of the Funding Agreement to be redeemed on the redemption payment date. Such notice will be irrevocable.

         On and after receipt of the Trust's notice in accordance with the preceding paragraph, the Funding Agreement Provider may elect to redeem on each subsequent Interest Payment Date all or any portion of the applicable portion of the Funding Agreement in accordance with the Prospectus and the Prospectus Supplement.

CAPITALIZED TERMS USED IN THE SCHEDULE TO THIS PRICING SUPPLEMENT WHICH ARE OTHERWISE NOT DEFINED HEREIN SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PRICING SUPPLEMENT OR THE PROSPECTUS SUPPLEMENT, AS APPLICABLE.


















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